# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Date of event which requires filing of this statement: 09/05/2026
Amends the filing with accession number 0001104659-21-148211
Filed by CIK 0001740904
Persons authorized to receive notices and communications: Jun Liu, Suite 1313, Two Pacific Place, 88 Queensway, Hong Kong, Hong Kong (K3), 000000, 852 3643 0755

## Reporting persons
- Centurium Holdings Ltd. (CIK 0001740904): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 570,974,031; sole dispositive power 0; shared dispositive power 570,974,031; aggregate amount beneficially owned 570,974,031 (22.1% of the class)
  Comment: The reported securities represent 139,417,416 Class A Ordinary Shares and 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,154,137,392 Class A Ordinary Shares issued and outstanding as of February 28, 2026 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 27, 2026, plus an additional 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).
- Hui Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 570,974,031; sole dispositive power 0; shared dispositive power 570,974,031; aggregate amount beneficially owned 570,974,031 (22.1% of the class)
  Comment: The reported securities represent 139,417,416 Class A Ordinary Shares and 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,154,137,392 Class A Ordinary Shares issued and outstanding as of February 28, 2026 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 27, 2026, plus an additional 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).
- MIC Industrial Investments 4 RSC Ltd: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 570,974,031; sole dispositive power 0; shared dispositive power 377,267,268; aggregate amount beneficially owned 570,974,031 (22.1% of the class)
  Comment: The reported securities represent 139,417,416 Class A Ordinary Shares and 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,154,137,392 Class A Ordinary Shares issued and outstanding as of February 28, 2026 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 27, 2026, plus an additional 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 570,974,031; sole dispositive power 0; shared dispositive power 377,267,268; aggregate amount beneficially owned 570,974,031 (22.1% of the class)
  Comment: The reported securities represent 139,417,416 Class A Ordinary Shares and 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,154,137,392 Class A Ordinary Shares issued and outstanding as of February 28, 2026 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 27, 2026, plus an additional 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the prior statement on Schedule 13D originally filed on December 9, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on January 27, 2022, Amendment No. 2 to Schedule 13D filed on March 11, 2022, Amendment No. 3 to Schedule 13D filed on July 18, 2024, Amendment No. 4 to Schedule 13D filed on March 5, 2025, Amendment No. 5 to Schedule 13D filed on June 4, 2025, Amendment No. 6 to Schedule 13D filed on December 5, 2025 and Amendment No. 7 to Schedule 13D filed on February 5, 2026 (together with this Amendment No. 8, collectively, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value US$0.000002 per share (the "Class A Ordinary Shares") of Luckin Coffee Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen City, Fujian, People's Republic of China, 361008.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(f) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c), (d), (e) and (f) hereof:

This Schedule 13D is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

(a) Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Centurium Holdings"),

(b) Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium Holdings ("Mr. Li", and together with Centurium Holdings, the "Centurium Reporting Persons"),

(c) MIC Industrial Investments 4 RSC Ltd ("MIC II 4"), a restricted scope company incorporated in the Abu Dhabi Global Market, United Arab Emirates, and

(d) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi ("Mubadala"), which is the sole owner of MIC II 4 (Mubadala together with MIC II 4, collectively, the "Mubadala Reporting Persons," and together with the Centurium Reporting Persons, collectively, the "Reporting Persons").

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

Information regarding the directors and, if applicable, the executive officers, of Mubadala Investment Company PJSC and MIC Industrial Investments 4 RSC Ltd (the "Covered Persons"), including the name, business address, principal business occupation or employment, and citizenship of each of the Covered Persons is set forth in Exhibit 99.2 and incorporated herein by reference.
Residence or business address:
The principal business address of Centurium Holdings is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The principal business address of Mr. Li is Suite 1313, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

The principal business address of Mubadala is Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates.

The principal business address of MIC II 4 is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Abu Dhabi, Al Maryah Island, United Arab Emirates.
Present principal occupation or employment:
The principal business of Centurium Holdings is holding interests in the general partners to certain private equity funds, including the Funds (as defined below).

The principal business of Mr. Li is controlling and managing Centurium Holdings. Mr. Li is the sole director of Centurium Holdings.

The principal business of the Mubadala Reporting Persons is as investment companies with a mandate to generate returns within risk parameters acceptable to the board of directors of Mubadala.
Criminal convictions in the last five years: None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Covered Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Covered Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Centurium Holdings is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Mr. Li is a Hong Kong citizen.

MIC II 4 is a restricted scope company incorporated in the Abu Dhabi Global Market, United Arab Emirates.

Mubadala is a public joint stock company established under the laws of the Emirate of Abu Dhabi.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

The information set forth in Item 4 of this Amendment No. 8 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On September 5, 2026, Success Cup Limited ("Success Cup"), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of CCM Success, L.P. ("CCM Success"), a limited partnership incorporated under the laws of the Cayman Islands, entered into an agreement to acquire 82,936,749 Preferred Shares from CCM Lucky, L.P. ("CCM Lucky"), a limited partnership incorporated under the laws of the Cayman Islands and 158,158,519 Preferred Shares from Centurium Capital Partners 2018, L.P. ("Centurium Fund I"), a limited partnership incorporated under the laws of the Cayman Islands (collectively, the "Success Cup Transactions"). Financing for the Success Cup Transactions is expected to be obtained via a bank loan, pursuant to which (a) all of CCM Success' interests in Success Cup and (b) 241,095,268 Preferred Shares held by Success Cup will be pledged as security. The Centurium Reporting Persons' beneficial ownership will not be changed by consummation of the Success Cup Transactions.

In connection with the Success Cup Transactions, Centurium Holdings, CCM Success Limited (the "CCM Success GP"), an exempted company incorporated with limited liability under the laws of the Cayman Islands and the general partner of CCM Success, and MIC Industrial Investments 4 RSC Ltd ("MIC II 4"), a significant limited partner in CCM Success, entered into an investment agreement (the "Investment Agreement") on September 5, 2026. Mubadala is the sole owner of MIC II 4. The Investment Agreement provides that, effective upon the consummation of the Success Cup Transactions, for so long as MIC II 4 continues to hold, directly or indirectly (including through CCM Success and/or Success Cup) at least 5% of the total issued and outstanding shares of the Issuer (on an as-converted basis) and MIC II 4 is not a Defaulting Partner (as defined in the organizational documents of CCM Success), MIC II 4 shall be entitled to nominate one individual to serve on the board of directors of the Issuer. The CCM Success GP and Centurium Holdings agree to vote or cause to be voted all shares of the Issuer over which it and its Affiliates have voting power in favour of the appointment of the nominee of MIC II 4 to the board of directors of the Issuer.

Pursuant to the Investment Agreement, CCM Success GP also undertakes to all limited partners of CCM Success that unless agreed by limited partners of CCM Success holding a majority of the outstanding limited partner interests, subject to certain exceptions, CCM Success GP shall ensure that Centurium Investment Limited ("Centurium Investment"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, maintain its legal and beneficial ownership in all of the Class B Shares held by Centurium Investment as of the consummation of the Success Cup Transactions until CCM Success ceases to hold any equity securities in the Issuer.

The foregoing summary of the Investment Agreement is qualified in its entirety by the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D.

Each of the Reporting Persons acquired the Preferred Shares for long-term investment purposes and the attendant rights with respect to the Issuer. The Success Cup Transactions described herein also allow Centurium Holdings to reaffirm its commitment to, and extend its investment horizon in, the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c), (d) and (e) hereof:

The responses of each Reporting Person to Rows (11) and (13) of the cover pages of this Amendment No. 8 are hereby incorporated by reference in this Item 5(a).

The Reporting Persons beneficially own, in the aggregate, 570,974,031 Class A Ordinary Shares, which includes 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B ordinary shares (the "Class B Ordinary Shares") and 295,384,615 senior convertible preferred shares (the "Preferred Shares"), representing 22.08% of the outstanding Class A Ordinary Shares of the Issuer. This calculation is based on 2,154,137,392 Class A Ordinary Shares issued and outstanding as of February 28, 2026 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 27, 2026, plus an additional 431,556,615 Class A Ordinary Shares issuable upon conversion of 136,172,000 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons.

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Preferred Share is entitled to a number of votes equal to the number of Class A Ordinary Shares into which such Preferred Share is convertible. Each Preferred Share is convertible, at any time at the option of the holder thereof and at such holder's sole discretion, into that number of Class A Ordinary Shares determined by dividing (i) the sum of the original issue price plus any declared but unpaid dividends on such Preferred Share, by (ii) the conversion price in effect at time of the conversion, which shall initially be the original issue price of US$0.8125 per Preferred Share and is subject to adjustment from time to time.

After giving effect to the Success Cup Transactions, the reported securities will be directly held as follows: (a) Centurium Investment holds 136,172,000 Class B Ordinary Shares, convertible into 136,172,000 Class A Ordinary Shares; (b) Success Cup holds 241,095,268 Preferred Shares, convertible into 241,095,268 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (c) CCM Lucky holds 42,550,157 Preferred Shares, convertible into 42,550,157 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (d) CCM CB II, L.P. ("CCM CB II"), a limited partnership incorporated under the laws of the Cayman Islands, holds 11,739,190 Preferred Shares, convertible into 11,739,190 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (e) Camel ZQ Limited ("Camel ZQ"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 35,555,998 Class A Ordinary Shares; (f) Centurium Capital II Ltd. ("Centurium Capital II"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 25,384,789 Class A Ordinary Shares; (g) CCM Prosper L.P. ("CCM Prosper"), a limited partnership incorporated under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; (h) Masterclass Holdings Limited ("Masterclass"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; and (i) Tianyu Ruikong Limited ("Tianyu"), a company incorporated under the laws of the British Virgin Islands, holds 13,848,817 Class A Ordinary Shares.

Mr. Li has sole voting and investment discretion with respect to Tianyu. Centurium Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("USD Fund II", and together with CCM Lucky, CCM CB II, CCM Prosper and CCM Success, the "Funds"), is the sole shareholder of Masterclass. Centurium Holdings is the sole shareholder of Centurium Capital II and Centurium Investment. CCM Success is the sole shareholder of Success Cup.

Centurium Holdings holds interests in the general partners of certain private equity funds, including the Funds, that hold interests in Masterclass and Success Cup. Mr. Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., which is the sole shareholder of Centurium Holdings. All voting power in Camel ZQ is held by an entity ultimately controlled by Mr. Li.

After giving effect to the Success Cup Transactions, MIC II 4, as a significant limited partner of CCM Success, and Mubadala, as sole owner of MIC II 4, may be deemed to have beneficial ownership of the reported securities as a result of (i) CCM Success GP's and Centurium Holdings' obligations, pursuant to the Investment Agreement, to vote or cause to be voted all shares of the Issuer over which it and its Affiliates have voting power in favour of the appointment of the nominee of MIC II 4 to the board of directors of the Issuer, and (ii) CCM Success GP's undertaking to ensure Centurium Investment maintains ownership of the Class B Ordinary Shares held at the time of the Success Cup Transactions until CCM Success ceases to hold any equity securities in the Issuer.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be deemed an admission that the Reporting Persons, or any of the aforementioned entities, is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each Reporting Person to Rows (7) through (10) of the cover pages of this Amendment No.8 are hereby incorporated by reference in this Item 5(b).

After giving effect to the Success Cup Transactions, each Reporting Person may be deemed to share voting and/or dispositive power with respect to, and therefore beneficially own, the (i) 136,172,000 Class B Ordinary Shares held by Centurium Investment, (ii) 241,095,268 Preferred Shares held by Success Cup, (iii) 42,550,157 Preferred Shares held by CCM Lucky, (iv) 11,739,190 Preferred Shares held by CCM CB II, (v) 35,555,998 Class A Ordinary Shares held by Camel ZQ, (vi) 25,384,789 Class A Ordinary Shares held by Centurium Capital II, (vii) 32,313,906 Class A Ordinary Shares held by CCM Prosper, (viii) 32,313,906 Class A Ordinary Shares held by Masterclass, and (ix) 13,848,817 Class A Ordinary Shares held by Tianyu.
Transactions in the class effected during the past sixty days:
On July 9, 2026, Camel Zhengkai Limited ("Camel Zhengkai") forfeited 5 Class A Ordinary Shares to the Issuer and Fortunate Cup Holdings Limited ("Fortunate Cup") forfeited 4 Class B Ordinary Shares (convertible into 4 Class A Ordinary Shares) to the Issuer for no consideration (collectively, the "Share Forfeiture"). As a result of prior sales outside of the 60-day period and upon completion of the Share Forfeiture, Camel Zhengkai and Fortunate Cup ceased to hold any securities of the Issuer.

(a) On September 2, 2026, Camel ZQ sold 2,490,400 Class A Ordinary Shares represented by 311,300 ADSs at a price of US$4.45 per share (or US$35.57 per ADS), (b) on September 3, 2026, Camel ZQ sold 2,952,800 Class A Ordinary Shares represented by 369,100 ADSs at a price of US$4.35 per share (or US$34.82 per ADS), (c) on September 4, 2026, Camel ZQ sold 2,160,000 Class A Ordinary Shares represented by 270,000 ADSs at a price of US$4.30 per share (or US$34.39 per ADS), and (d) on September 8, 2026, Camel ZQ sold 2,400,000 Class A Ordinary Shares represented by 300,000 ADSs at a price of US$4.27 per share (or US$34.12 per ADS), in each case, in one or more open market sales pursuant to Rule 144 under the Securities Act of 1933, as amended. On September 9, 2026, Camel ZQ sold 11,014,792 Class A Ordinary Shares represented by 1,376,849 ADSs at a price of US$4.00 per share (or US$31.99 per ADS) pursuant to a Rule 144 block sale under the Securities Act of 1933, as amended (together with the foregoing sales in clauses (a) through (d), collectively, the "Camel ZQ 144 Sales")

Except for the Share Forfeiture and Camel ZQ 144 Sales effected by the Centurium Reporting Persons or as otherwise disclosed in this Amendment No. 8, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

The information set forth in Item 4 of this Amendment No. 8 and the agreements filed as exhibits hereto are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

Exhibit 99.1 Joint Filing Agreement, dated September 9, 2026, by and among the Reporting Persons

Exhibit 99.2 Directors and Executive Officers of Mubadala Investment Company PJSC and MIC Industrial Investments 4 RSC Ltd.

Exhibit 99.3 Investment Agreement, dated September 5, 2026, by and among
Centurium Holdings, CCM Success GP and MIC II 4

## Signatures
- Centurium Holdings Ltd.: /s/ Hui Li, Hui Li / Director (09/09/2026)
- Hui Li: /s/ Hui Li, Hui Li (09/09/2026)
- MIC Industrial Investments 4 RSC Ltd: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Director (09/09/2026)
- Mubadala Investment Company PJSC: /s/ Michael Benjamin Thorne, Michael Benjamin Thorne / Authorized Signatory (09/09/2026)